SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Annual General Meeting

September 24, 2015

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action to be taken, you are recommended to consult your bank manager, stockbroker, solicitor, accountant or other professional adviser immediately (being, in the case of United Kingdom shareholders, an independent financial advisor authorised under the Financial Services and Markets Act 2000 of the United Kingdom and, in the case of Irish shareholders, an organisation or firm authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland or the Investment Intermediaries Act 1995 (as amended) of Ireland.

If you have sold or transferred all of your Ordinary Shares in Ryanair Holdings plc, please send this Notice together with the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

______________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

A letter from the Chairman to Shareholders regarding the Annual General Meeting of Ryanair Holdings plc, to be held in the Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland on September 24, 2015 at 9.00 a.m. is set out on pages 1 to 3 of this document. The Notice of the Meeting is set out on pages 4 to 7 of this document.

______________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

LETTER FROM THE CHAIRMAN TO THE SHAREHOLDERS
OF RYANAIR HOLDINGS PLC

Dear Shareholder,

I am pleased to inform you that the Annual Report and Financial Statements for Ryanair Holdings plc for the year ended March 31, 2015, are now available on our website www.ryanair.com. You will find the Notice of the Annual General Meeting set out on pages 4 to 7 of this document. The Annual General Meeting will be held on September 24, 2015 at 9.00 a.m. in the Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland.

Action to be taken

Proxy Form

You will find enclosed a Form of Proxy and Attendance Card for the Annual General Meeting.  Whether or not you wish to attend the Annual General Meeting you should complete and sign the Form of Proxy and return it by no later than 9.00 a.m. on September 22, 2015 to Capita Asset Services, Shareholder solutions (Ireland), P.O. Box 7117, Dublin 2, Ireland (Please see notes 4 and 5 attached). Completion and return of the Form of Proxy will not preclude you from attending and voting at the Annual General Meeting, should you wish to do so. If you wish to attend the Annual General Meeting in person please bring your Attendance Card with you. If you appoint a person other than the Chairman or any other officer of Ryanair Holdings plc as your proxy, please give your Attendance Card to that person for his/her admission to the Meeting.

Business to be considered at the Annual General Meeting

Your attention is drawn to the Notice of Meeting on pages 4 to 7, which sets out matters to be considered at the Annual General Meeting. The ordinary business to be transacted at the Annual General Meeting is set out in resolutions 1 to 4 in the Notice.

Under Resolution 1, shareholders are being asked to receive and consider the accounts for the year ended March 31, 2015 and the reports of the Directors and Auditors thereon.

Under Resolution 2, shareholders are being asked to consider the Remuneration Report contained in Ryanair's Annual Report for the year ended March 31, 2015. This advisory and non-binding resolution is often referred to as a "say on pay" resolution. While it is not mandatory for companies to put such a resolution to shareholders, it is best practice and Ryanair is committed to maintaining the highest standards of corporate governance.

Resolution 3 deals with the re-election of Directors. The Company's Articles of Association require that at least one third of the Directors shall retire by rotation at the Annual General Meeting every year. However, in compliance with the recommendations of the UK Corporate Governance Code, all Directors will retire and present themselves for re-election by the shareholders, with the exception of Michael Horgan who, having served as Director for over 14 years, retires this year and does not offer himself for reelection. Biographical details of the Directors are found on pages 114 and 115 of the 2015 Annual Report. In addition shareholders are being asked to approve the election of Howard Millar and John Leahy as Directors. Howard Millar served as Ryanair's Deputy Chief Executive and Chief Financial Officer from 2003 until he retired in December 2014. Captain John Leahy had been a pilot at British Airways for 35 years.  He retired in 2003 from the position of Chief Pilot on B-747.

Resolution 4 deals with the authority of the Directors to fix the remuneration of the auditors.

Special Business

In addition to the ordinary business there is the following special business:

Resolution 5 - Directors' Authority to Allot Ordinary Shares

The Directors are seeking to renew their authority to allot shares in the authorised but unissued share capital of the Company for the period up to September 23, 2020.

Resolution 6 - Disapplication of Statutory Pre-emption Rights

As was the case at previous years' Annual General Meetings, the Directors are seeking authority to allot Ordinary Shares without first offering them to existing shareholders in accordance with statutory pre-emption rights where the Ordinary Shares are allotted:

(a) On the exercise of any option in accordance with the provisions of the existing Ryanair Holdings plc Share Option Plan of 2013;

(b) In connection with a rights issue; and

(c) Otherwise than in pursuance of (a) and (b) above, up to an aggregate nominal value of the greater of €429,625 or 5% of the then issued share capital of the Company.

It is proposed to renew this authority for the period expiring fifteen months from the passing of this Resolution or, if earlier, on the day following the next Annual General Meeting of the Company.

Resolution 7 - Authority to Repurchase Shares

The Directors are seeking the authority to make market purchases and/or overseas market purchases (as defined by Section 1072 of the Companies Act, 2014) of the Company's Ordinary Shares and American Depositary Shares (ADSs).  Any ADSs repurchased will be converted to Ordinary Shares and cancelled as will Ordinary Shares repurchased, and the number of Ordinary Shares in issue will reduce accordingly.

The maximum price at which Ordinary Shares traded on the Irish Stock Exchange or the London Stock Exchange could be repurchased would be the higher of (i) 5% above the average market value of the Company's Ordinary Shares on the trading venue where the shares are being repurchased for the five business days prior to the date of purchase; and (ii) the price stipulated by Article 5(1) of Commission Regulation (EC) of December 22, 2003 (No. 2273/2003), being the higher of the last independent trade and the highest current independent bid on the trading venue on which the shares are being repurchased. It is further proposed that the maximum price at which Ordinary Shares which underlie the Company's ADSs which are traded on NASDAQ could be repurchased would be 5% above the average market value of one-fifth of the Company's ADSs on NASDAQ for the five business days prior to the date of purchase (as one ADS represents five Ordinary Shares).

The minimum price at which Ordinary Shares could be repurchased would be their nominal value of 0.635 euro cents (€0.00635). The authority will also enable the Company to repurchase in US dollars or euro.

Resolutions 8 and 9 - Companies Act 2014

There are two further Special Resolutions, the purpose of which is to take account of the changes to company law brought about by the Companies Act 2014, which was commenced for most purposes on 1 June 2015. The proposed Resolutions will amend the Memorandum of Association and adopt revised Articles of Association to take account of the consolidation and amendment of company law effected by the Companies Act 2014, and to make some consequential and housekeeping changes. A summary of the amendments which are proposed to be made to the Memorandum and Articles of Association is set out in an Appendix immediately following the attached AGM Notice.

A copy of the Memorandum and Articles of Association as proposed to be amended by the Resolutions (if passed) is available on www.ryanair.com and a copy will also be available for inspection at the registered office of the Company during normal business hours Monday to Friday (excluding public holiday) from the date of this notice up to and including the date of the AGM, and at the Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland immediately before and during the Annual General Meeting.

Recommendation of Directors

The Directors believe that the passing of the Resolutions set out in the Notice of Meeting is in the best interests of the Company and its shareholders as a whole and the Directors unanimously recommend that you vote in favour of such Resolutions as they intend to do in respect of their own beneficial holdings in Ordinary Shares which, as at the date of this letter, represent approximately 4.5% of the issued share capital of the Company.

Yours sincerely,

David Bonderman
Chairman

NOTICE OF AN ANNUAL GENERAL MEETING OF
RYANAIR HOLDINGS PLC
_____________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

NOTICE is hereby given that the Annual General Meeting of the Company will be held in the Radisson Blu Hotel, Dublin Airport, Co. Dublin, Ireland on September 24, 2015 at 9.00 a.m. for the following purposes:

Ordinary Business

1. To receive and consider the accounts for the year ended March 31, 2015 and the reports of the Directors and Auditors thereon.

2. To receive and consider the Remuneration Report contained in Ryanair's Annual Report for the year ended March 31, 2015.

3. To re-elect the following Directors (in each case by separate resolution) who retire, and being eligible, offer themselves for re-election:

(a) David Bonderman
(b) Michael Cawley
(c) Charlie McCreevy
(d) Declan McKeon
(e) Kyran McLaughlin
(f) Dick Milliken
(g) Michael O'Leary
(h) Julie O'Neill
(i) James Osborne
(j) Louise Phelan

              To elect the following additional Directors who are recommended by the Board of Directors and were appointed by the Board of Directors at the meeting of the Board held on August 24, 2015, and, being eligible, offers themselves for election:

(k) John Leahy
(l) Howard Millar

4. To authorise the Directors to fix the remuneration of the Auditors.

Special Business

5. To consider and, if thought fit, pass the following Resolution as an Ordinary Resolution:

                "That the Directors be and they are hereby generally and unconditionally authorised in substitution for all existing authorities to exercise all powers of the Company to allot and issue all relevant securities (as defined by Section 1021(12) of the Companies Act 2014) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company at the conclusion of this meeting, and the authority hereby conferred shall expire at the close of business on September 23, 2020 unless previously renewed, varied or revoked by the Company in general meeting provided, however, that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted or issued after this authority has expired, and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

6. To consider and, if thought fit, to pass the following Resolution as a Special Resolution:

                "That, subject to the passing of Resolution 5, the Directors be and they are hereby empowered pursuant to Section 1023(3) of the Companies Act 2014 (the "Companies Act") to allot equity securities within the meaning of the Section 1023(1) of the Companies Act for cash pursuant to the authority conferred on the Directors under Section 1021 of the Companies Act by Resolution 5 above as if Section 1022(1) of the Companies Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities (including in the case of sub-paragraphs (a), (b) and (c) below, any shares purchased by the Company pursuant to the provisions of Chapter 5 of the Companies Act and held as treasury shares (as defined therein)):

(a) On the exercise of any option granted pursuant to the Ryanair Holdings plc Share Option Plan of 2013;

                (b)           In connection with a rights issue where the equity securities are offered to shareholders proportionately to the respective numbers of shares held by such shareholders but subject to such exclusions as the Directors may deem fit to deal with fractional entitlements or legal and practical problems arising in or in respect of any overseas territory; and

(c) Otherwise than in pursuance of (a) or (b) above, up to an aggregate nominal value of the greater of €429,625 or 5% of the issued share capital of the Company,

                 and shall unless previously renewed, revoked or varied by special resolution of the Company in general meeting, expire 15 months from the passing of this Resolution or, if earlier, on the close of business on the day following the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry, and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired."

7. To consider and, if thought fit, pass the following Resolution as a Special Resolution:

                 "That the Company and/or any subsidiary (as such expression is defined by Section 7 of the Companies Act) of the Company be and they are hereby generally authorised to make market purchases and/or overseas market purchases (as defined by Section 1072 of the Companies Act 2014) of the Company's Ordinary Shares on such terms and conditions and in such manner as the Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act and the following restrictions and provisions:

(i) The maximum aggregate number of shares authorised to be acquired pursuant to this resolution shall not exceed 67,657,477 Ordinary Shares;

(ii) The minimum price (exclusive of expenses) which may be paid for any such Ordinary Share shall be an amount equal to the nominal value thereof;

(iii) The maximum price (exclusive of expenses) which may be paid for any such Ordinary Share shall not exceed the higher of:

                                 A.           The higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out, as stipulated by Article 5(1) of Commission Regulation (EC) (No. 2273/2003) of December 22, 2003 implementing the Market Abuse Directive (EC) (No. 6/2003) as regards exemptions for buy-back programmes and stabilisation of financial instruments; and

B. 105% of the average of the Relevant Price for such Ordinary Shares of the same class for each of the five (5) business days immediately preceding the day of the purchase of the Ordinary Shares.

                 (iv)          For the purpose of sub-paragraph (iii) B, "Relevant Price" means, in respect of the purchase of shares traded on the Irish Stock Exchange plc (or any successor thereto) ("ISE"), the official closing price of such shares as published in the ISE Daily Official List, or in respect of the purchase of shares traded on the London Stock
                                 Exchange plc (or any successor thereto) ("LSE"), the official closing price of such shares as published in the LSE Daily Official List, or if on any business day there shall be no dealing of shares on the trading venue where the purchase is carried out, the Relevant Price shall be determined by such other method as the Directors shall determine, in their sole discretion, to be fair and reasonable;

                 (v)           For the purpose of sub-paragraph (iii) B, "Relevant Price" means, in respect of the purchase of Ordinary Shares underlying ADSs traded on NASDAQ, on any business day on which there shall be a dealing in ADSs on NASDAQ (or any successor thereto), one-fifth of the NASDAQ Official Close Price in respect of such ADSs as published by NASDAQ (or its equivalent if such a price is no longer published by NASDAQ) and, or if on any business day there shall be no dealing of shares on the trading venue where the purchase is carried out, the Relevant Price shall be determined by such other method as the Directors shall determine, in their sole discretion, to be fair and reasonable;

                 (vi)          This authority will expire on the earlier of either the date of the next Annual General Meeting or 15 months from the date of the passing of this resolution, unless previously varied, revoked or renewed in accordance with the provisions of Section 1074 of the Companies Act. The Company or any subsidiary may before such expiry enter into a contract for the purchase of Ordinary Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

8. To consider and, if thought fit, pass the following Resolution as a Special Resolution:

                "That:

(a) the words "registered under Part 17 of the Companies Act 2014 (the "Act")" be inserted at the end of Clause 2 of the Memorandum of Association; and

                 (b)   the words "section 155 of the Companies Act, 1963" contained in Clause 3.15 of the Memorandum of Association be replaced by the words "section 8 of the Act" and the words " as defined by the said section" be replaced by the words "(as defined by section 7 of the Act)"; and

                 (c)   the euro sign (€) be removed from Clause 2 of the Memorandum of Association as it appears before the figure 0.635 euro cent, and the figures "€0.00635" be inserted following the words "euro cent" and immediately before the word "each".

9.             To consider and, if thought fit, pass the following Resolution as a Special Resolution:-

                 "That the Articles of Association, in the form produced to the meeting and initialled by the Chairman for the purposes of identification, be adopted in substitution for the existing Articles of Association of the Company."

By Order of the Board

Juliusz Komorek
Secretary

Registered Office:
Ryanair Dublin Office
Airside Business Park
Swords
County Dublin
Ireland

NOTES

1.     Only persons registered in the Register of Members of the Company (or their duly appointed proxies or representatives), at 6.00pm on September 22, 2015 or, if the Annual General Meeting is adjourned, 48 hours (occurring on working days only) before the time appointed for the adjournment (the "record date"), shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at the record date. Changes to the Register after the record date shall be disregarded in determining the right of any person to attend and/or vote at the Annual General Meeting or any adjournment thereof.

2.     Any member of the Company attending the Annual General Meeting has the right to ask questions related to items on the agenda of the Annual General Meeting and to have these questions answered by the Company subject to any reasonable measures the Company may take to ensure the proper identification of the member and provided:

a) answering the question does not unduly interfere with preparation for the Annual General Meeting or the confidentiality and business interests of the Company; or

b) the question has not already been answered on the Company's website in a questions and answers format; or

c) the Chairman of the Annual General Meeting is satisfied that answering the question will not interfere with the good order of the Annual General Meeting.

3.     A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy as an alternate to attend, speak and vote instead of him/her and may appoint more than one proxy to attend on the same occasion in respect of shares held in different securities accounts. A proxy need not be a member of the Company. On any other business which may properly come before the AGM, or any adjournment thereof, and whether procedural or substantive in nature (including without limitation any motion to amend a resolution or adjourn the meeting) not specified in this Notice of AGM, the proxy will act at his/her discretion. The deposit of an instrument of proxy will not preclude a member from attending and voting in person at the Meeting or at any adjournment thereof.

4.     A form of proxy is enclosed with this Notice. To be effective, the form of proxy duly completed and signed together with any authority under which it is executed or a copy of such authority certified notarially must be deposited at the offices of the Company's Registrar, Capita Asset Services, Shareholder solutions (Ireland), 2 Grand Canal Square, Dublin 2, D02 A342,  Ireland, or by post to P.O. Box 7117, Dublin 2, Ireland, in either case not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof.

5.     In addition to note 4 above, and subject to the Articles of Association of the Company, and provided it is received not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof the appointment of a proxy form may also:

a) be submitted by fax to +353 (1) 2240700, provided it is received in legible form; or

         b)      be submitted electronically, subject to the terms and conditions of electronic voting, via the internet by accessing the Company's Registrar's website (www.capitashareportal.com) and entering the Company name: Ryanair Holdings plc. You will need to register for Share Portal by clicking on "registration section" (if you have not registered previously) and following the instructions thereon; or

         c)      be submitted through CREST in the case of CREST members, CREST sponsored members, or CREST members who have appointed voting service providers. Submissions through CREST must be completed in accordance with the procedures specified in the CREST Manual and received by the Registrar under CREST Participant ID 7RA08.

6.     The Form of Proxy for corporations must be executed under the corporation's common seal, signed on its behalf by a duly authorised officer or attorney, and submitted in accordance with either note 4 or note 5 above.

7.     Any member(s), holding at least 3% of the Company's issued share capital, representing at least 3% of the voting rights, may put an item on the agenda of an Annual General Meeting provided that such item is accompanied by reasons justifying its inclusion or the full text of any draft resolution proposed to be adopted at the Annual General Meeting.  A request by a member to put an item on the agenda or to table a draft resolution at an Annual General Meeting shall be received by the Company in hardcopy form or in electronic form at least 42 days before the Annual General Meeting to which it relates.  Member(s) holding at least 3% of the Company's issued share capital, representing at least 3% of the voting rights, may also table a draft resolution for an item on the agenda of a general meeting.

8.     Where shares are jointly held, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other registered holder(s) of the share(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

9. Where a poll is taken at an Annual General Meeting any shareholder, present or by proxy, holding more than one share is not obliged to cast all his/her votes in the same way.

10.   Copies of the Directors' service contracts with the Company are available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excluded) from the date of this Notice until the conclusion of the Annual General Meeting and at the place of the Annual General Meeting for at least 15 minutes prior to and during the Annual General Meeting.

11.   Information regarding the Annual General Meeting including a copy of this Notice, details of the total number of shares and voting rights at the date of this Notice, and copies of documentation relating to the 2015 Annual General Meeting, including proxy forms and draft resolutions, are available on Ryanair's website, www.ryanair.com.

APPENDIX

Explanation of proposed amendments to the Memorandum and Articles of Association

Appendix

The Companies Act 2014 was commenced on June 1, 2015 and represents a consolidation and modernisation of Irish company law.

Special Resolutions 8 and 9, if passed, will amend the Memorandum of Association and adopt revised Articles of Association in which statutory references and certain other concepts referenced within the Memorandum and Articles of Association will be updated to reflect the new legislation.  They will also selectively disapply certain provisions of the Companies Act 2014 in order to avoid unintended changes to the Company's constitutional documents as they stood immediately prior to the commencement of that Act.

All of the changes described below are intended either to preserve the status quo or to ensure that statutory references and/or certain terminology are accurate.  As such the Board does not consider it necessary for the members to vote separately on each amendment to the Memorandum and Articles of Association.

1. Special Resolution 8

This special resolution is being proposed in order to update the statutory references in Clauses 2 and 3.15 of the Memorandum of Association so as to be consistent with the new Companies Act 2014, and to attend to a typographical inaccuracy at Clause 5.

2. Special Resolution 9

Under this resolution, it is proposed to make the following amendments to the Articles of Association:

a)     Articles 1, 7, 41(B), 53(f), 68(h)(ii), 85 and 95 contain references to sections in the companies legislation that was repealed on June 1, 2015. This resolution will amend these statutory references in order to ensure that they are consistent with the corresponding provisions in the Companies Act 2014.

b)    The Companies Act 2014 adopts a new approach with respect to the constitution of every company.  Instead of making provision for an optional model set of articles of association as was done with Table A of the First Schedule of the Companies Act 1963 ("Table A"), the Companies Act 2014 now contains specific sections which apply to all companies by default unless the articles of association of a company specifically exclude them. As many of these default provisions deal with matters which are already provided for in the Company's existing Articles of Association (which also disapply the model set of articles of association in Table A), it is necessary to include a new provision in the opening clause of the revised Articles of Association which disapplies certain optional sections of the Companies Act 2014. As Table A is no longer relevant, it is no longer necessary to disapply it in Article 1. A summary of each of the provisions which are specifically excluded by the proposed new Article 1 is set out below:

(i) Section 43(2) deals with use of the company's seal. This section is being disapplied as equivalent, but more detailed provisions for use of the Company's seal are made in Articles 107 to 109;

(ii)           Sections 65(2) to 65(7) deal with the power of a company to convert shares into stock and to reconvert stock into shares.  These sections are being disapplied as these matters are already provided for in Articles 30 to 32;

(iii)          Sections 77(2) to 77(8); 78; 79; 80(2) to 80(7) and 81(2) to 81(8) deal with the making of calls in respect of unpaid amounts due on shares issued by a company.  These sections are being disapplied as the matter is already provided for in Articles 18 to 29;

(iv) Sections 96(2) to 96(11) deal with the transmission of shares in a company. These sections are being disapplied as the matter is already provided for in Articles 42 to 44;

(v) Sections 124(2) to 124(7) deal with the declaration and payment of dividends by a company. These sections are being disapplied as the matter is already provided for in Articles 110 to 120;

(vi) Sections 125 deals with the means of payment of dividends or bonuses declared by a company. This section is being disapplied as the matter is already provided for in Articles 115 to 117;

(vii) Sections 126(2) to 126(8) deal with the allotment of bonus shares by a company. These sections are being disapplied as the matter is already provided for in Articles 122 to 124;

(viii) Sections 144(3) and 144(4) deal with the appointment of directors. These sections are being disapplied as the matter is already provided for in Articles 88 to 91;

(ix) Section 148(2) deals with circumstances in which the office of a director may be vacated early. This section is being disapplied as the matter is already provided for in Article 92;

(x) Section 158(3) deals with the exercise of borrowing powers by directors. This section is being disapplied as the matter is already provided for in Article 85;

(xi) Section 158(4) deals with the delegation of directors' powers to committees. This section is being disapplied as the matter is already provided for in Articles 82 and 84;

(xii) Section 159 deals with the appointment and remuneration of the managing director. This section is being disapplied as the matter is already provided for in Article 94;

(xiii)         Sections 160(2) to 160(8); 160(10) to 160(12) and 161 deal with the establishment of board committees, matters relating to board procedure. These sections are being disapplied as the matters in question are already provided for in Articles 82 and 84 and Articles 99 to 105;

(xiv)        Section 162 deals with the holding of any other office or place of profit under a company by a director, which means any office or place in which a director obtains anything by way of remuneration other than the remuneration to which he is entitled as a director. This section is being disapplied as the matter is already provided for in Articles 94 and 96;

(xv)         Section 163 deals with the counting of a director in the quorum and his/her voting at a meeting. This section is being disapplied as the matter is already provided for in Articles 97(b) and 97(c);

(xvi) Section 164 deals with the execution of negotiable instruments. This section is being disapplied as the matter is already provided for in Article 86;

(xvii) Section 165 deals with the appointment of alternate directors. This section is being disapplied as the matter is already provided for in Article 80;

(xviii) Sections 182(2) and 185(5) deal with the quorum required for a meeting of a company. These sections are being disapplied as the matter is already provided for in Article 54;

(xix) Sections 187(2) to 187(8) deal with the proceedings of the meetings of a company. These sections are being disapplied as the matter is already provided for in Articles 56, 58, 59 and 64;

(xx) Sections 188(2) to 188(8) deal with voting at the meetings of a company. This section is being disapplied as the matter is already provided for in Articles 63, 65, 66, 67 and 69;

(xxi)         Sections 218(3), 218(4) and 218(5) deal with the service of notice on members of a company.   These sections are being disapplied as detailed provision in this regard is made by Articles 125, 126 and 131A;

(xxii) Sections 229, 230 and 1113 deal with the interests of directors. These sections are being disapplied as the matter is already provided for in Articles 94(e), 96 and 97;

(xxiii)       Sections 338(5) and 338(6) deal with the delivery of the financial statements via the website of a company.   These sections are being disapplied as the Company has taken the required steps to give effect to the requirement to publish financial statements pursuant to the Transparency (Directive 2004/109/EC) Regulations 2007 and because the matter is already provided for in Article 126;

(xxiv) Section 618(1)(b) deals with the distribution of property on a winding up of a company. This section is being disapplied as the matter is already provided for in Article 132;

(xxv) Sections 1090(2) to 1090(7) deal with the rotation of directors. These sections are being disapplied as the matter is already provided for in Articles 88 to 91; and

(xxvi) Sections 1092(2) and 1092(3) deal with the remuneration and expenses of the directors. These sections are being disapplied as the matters are already provided for in Articles 77 and 79.

(c)   In  various  places  in  the  Articles  of  Association,  the  expression  "undenominated capital" is being inserted as this expression is now used in the Companies Act 2014 to refer to that part of a Company's issued share capital which is not represented by the nominal value paid up on the issued shares.

(d) Articles 11 and 34 are being amended to make clear that shares may be held and dealt with in uncertificated form.

(e) Article 38 is being supplemented to make clear that, despite the provision in Section 95(2)(a), directors are not to charge a fee when registering the transfer of a share.

(f)    Article 53 subsections (b) and (f) are being amended to reflect the requirements under the Companies Act 2014 for notices convening a general meeting and the right of members to put items on the agenda of a general meeting.

(g) Article 55 is being amended in order to ensure that it will be consistent with Section 186 which specifies what constitutes the ordinary business of the Company's annual general meeting.

(h) Article 59 is being amended to take account of a change introduced by the Companies Act 2014, that the demand for a poll may be withdrawn without the consent of the Chairman.

(i)    Article  74  is  being  amended  as  the  Companies  Act  2014  does  not  enable disapplication  or  amendment  of  the  time  period  stipulated  in  Section  183(10). Section 183(10) allows such notice to be effective if received at the registered office of a company at any time before the commencement of the meeting (or adjourned meeting) at which the proxy is used.

(j)    Section  228(1)(d) is  a new provision restricting  the  use  of  company property by directors. A new Article 79(b) is therefore being adopted in order to ensure that directors can continue to use company property in accordance with the Company's fair usage policies and their terms and conditions of employment.

(k)   Sections 228(1)(e) and 228(2) are also new, in that they codify for the first time the fiduciary duties of directors.  It is proposed in that context to include a new Article 97(d) in order to make it clear that Section 228(1)(e) (which prohibits a director from agreeing to restrict his power to exercise an independent judgement) will not restrict anything  which  may  be  done  by  any  director  in  accordance  with  the  prior authorisation of the board or a board committee.  In addition, the new article prohibits any individual director from entering into any commitment which might otherwise be permitted by Section 228(2) without the prior approval of the board or a committee of the board.

(l)   Article 121 has been amended in order to take account of the new requirements regarding the maintenance of accounting records set out in Chapter 2 of Part 6 of the Act.  In Article 121 the directors may use the power provided for in the Act to send shareholders summary financial statements in lieu of the full statutory financial statements of the Company.  However, where the directors elect to do so, any shareholder may request a full copy of the financial statements of the Company to be sent to him or her.

(m) A number of additional changes are provided for in the revised Articles of Association to conform the Articles to the new legislative regime, including:

(i) inclusion of the definition of "1996 Regulations" in Article 1(b);

(ii) amendment of the definition of "Stock Exchange Nominee" in Article 1(b);

(iii) updating references to reflect the relevant applicable legislation in the definition of "Licence" in Article 41(B);

(iv) amendment of Article 63 to reflect that votes of corporate Members may be given by duly authorised representative;

(v) amendment of Article 70 to provide that the appointment of a proxy may be executed by power of attorney;

(vi) amendment of Article 71 for clarificatory purposes to include the words "or a proxy for a Member";

(vii)         amendment of Article 72 to provide that the appointment of a proxy or power of attorney or other authority under which it is executed shall be delivered at the Office of the Company or an electronic address provided for the purpose;

(viii) deletion of the words "cable, telegram, telex" in Article 80 as these forms of communication are obsolete;

(ix) deletion of the word "extended" in Article 93 as the term is not used in the Companies Acts in the same manner as under the Companies Acts 1963-2013;

(x) deletion of references to "Irish pounds" and replacement therefor with the word "Euro" in Article 110(b) and (c);

(xi) inclusion the words "or the Acts" in Article 112;

(xii) deletion of the word "lunacy" and replacement therefor with the word "incapacity" in Article 126(e), as "lunacy" is no longer a recognised concept in company law;

(xiii) amendment of Article 127 to reflect the provisions of the Act regarding service of notice of a general meeting;

(xiv) amendment of Article 130 to confirm that written notices may be given by the Company in electronic form or otherwise; and

(xv) amendment of Articles 135 and 136 to eliminate duplication in those Articles.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01, September, 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary